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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing Section

MAR 0 2 2015

Washington DC
404

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

SEC FILE NUMBER

8 - 66972

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/14___ AND ENDING ___12/31/14___
                                                    MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   Frontier Solutions, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   9 East Franklin Street
                                   (No. and Street)

   Richmond                          VA                              23219
   (City)                            (State)                         (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   Deborah Terry                                  (404) 879-5153
                                                   (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Nolen & Associates PLLC
                          (Name – if individual, state last, first, middle name)

   6836 Bee Caves Rd, Suite 279      Austin          Texas            78746
   (Address)                         (City)          (State)          (Zip Code)

CHECK ONE:
   ■ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)     Potential persons who are to respond to the collection of
                     information contained in this form are not required to respond
                     unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, ___Deborah Terry_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Frontier Solutions, LLC_____, as of ___December 31, 20__14____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_Deborah Terry_
Signature

Chief Financial Officer
Title

_Charles K. Cobb_
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Nolen & Associates, PLLC

Consultants & Certified Public Accountants

# Frontier Solutions, LLC
## (A Wholly Owned Subsidiary of Aspen Partners, Ltd.)

Financial Statements and Supplemental Schedule
December 31, 2014
(With Independent Auditor's Report Thereon)

**FRONTIER SOLUTIONS, LLC**
**(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)**
Index to Financial Statements and Supplemental Schedule
December 31, 2014



Nolen & Associates, PLLC
Consultants & Certified Public Accountants

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Frontier Solutions, LLC:

We have audited the accompanying financial statements of Frontier Solutions, LLC a wholly owned subsidiary of Aspen Partners, Ltd. (a Georgia Limited Liability Company ), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Frontier Solutions, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Frontier Solutions, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Frontier Solutions, LLC's financial statements. The supplemental information is the responsibility of Frontier Solutions, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

**Nolen & Associates, PLLC**

*Nolen + Associates, PLLC*

Austin, TX
February 27, 2015

Nolen & Associates, PLLC
Consultants & Certified Public Accountants
900 S. Capital of Texas Hwy
Austin, TX 78746
www.nolenassociates.com
Office: 512-279-6444

# FRONTIER SOLUTIONS, LLC
## (A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Financial Condition
December 31, 2014

## ASSETS

| | | |
|---|---|---:|
| Cash | $ | 214,015 |
| Placement fees receivable | | 335,347 |
| Other receivables | | 19,421 |
| Prepaid expenses and other assets | | 9,715 |
| **TOTAL ASSETS** | $ | 578,498 |

## LIABILITIES AND MEMBER'S EQUITY

### LIABILITIES

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 358,950 |
| Related party payable | | 14,572 |
| **TOTAL LIABILITIES** | | 373,522 |
| **TOTAL MEMBER'S EQUITY** | | 204,976 |
| **TOTAL LIABILITIES AND MEMBERS'S EQUITY** | $ | 578,498 |

See notes to financial statements and independent auditors' report.

## FRONTIER SOLUTIONS, LLC
### (A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Income
For the Year Ended December 31, 2014

| | | |
|---|---|---:|
| **REVENUE** | $ | 9,054,178 |
| | | |
| **EXPENSES:** | | |
| Commissions | | 8,583,184 |
| Employee compensation and benefits | | 57,820 |
| Communications | | 1,873 |
| Occupancy | | 10,350 |
| Professional fees | | 15,699 |
| Office expense and supplies | | 2,559 |
| Regulatory fees | | 13,005 |
| Other expenses | | 30,558 |
| | | |
| **Total expenses** | | 8,715,048 |
| | | |
| **NET INCOME** | $ | 339,130 |

See notes to financial statements and independent auditors' report.

# FRONTIER SOLUTIONS, LLC
## (A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

| | | |
|---|---|---:|
| Balances at January 1, 2014 | $ | 272,846 |
| Net income for the year ended December 31, 2014 | | 339,130 |
| Distributions to member | | (407,000) |
| Balance at December 31, 2014 | $ | 204,976 |

See notes to financial statements and independent auditors' report.

# FRONTIER SOLUTIONS, LLC
## (A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Cash Flows
For the Year Ended December 31, 2014

| | | |
|---|---|---:|
| **Cash flows from operating activities:** | | |
| Net income | $ | 339,130 |
| Adjustments to reconcile net income to | | |
| net cash provided by operating activities: | | |
| Change in operating assets and liabilities: | | |
| Placement fees receivable | | 799,166 |
| Other receivables | | 45,501 |
| Prepaid expenses and other assets | | 6,373 |
| Accounts payable and accrued expenses | | (790,352) |
| Related party payable | | 3,203 |
| Net cash provided by operating activities | | 403,021 |
| | | |
| **Cash flows from investing activities:** | | |
| Net cash used in investing activities | | - |
| | | |
| **Cash flows from financing activities:** | | |
| Distributions to member | | (407,000) |
| Net cash used in financing activities | | (407,000) |
| | | |
| Net increase in cash | | (3,979) |
| | | |
| Cash at beginning of year | | 217,994 |
| | | |
| Cash at end of year | $ | 214,015 |
| | | |
| **Supplemental Disclosures** | | |
| Cash paid for: | | |
| Income taxes | $ | - |
| Interest | $ | - |

See notes to financial statements and independent auditors' report.

## Note 1 - Nature of Business

Frontier Solutions, LLC (the "Company") was organized on May 3, 2005 and is engaged in the business of providing marketing and distribution services for the investment programs of Aspen Partners, Ltd. The Company is a wholly owned subsidiary of Aspen Partners, Ltd. (the "Parent") and was incorporated in the State of Georgia on May 3, 2005. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides registration and compliance services for registered representatives engaged in third-party marketing as independent contractors to private investment funds. As the Company does no retail business it has no clearing firm, and clears no trades.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of the Rule. Under these exempt provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

## Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial instruments
The carrying amounts of the Company's financial assets such as cash, receivables, prepaid expenses and other assets, and payables approximate fair value due to the short-term maturities of these instruments.

Securities Transactions
Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Trading Profit
Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value.

Revenue and Expense Recognition
Revenues and expenses are recognized on the accrual basis. Revenues are recognized in the period earned and expenses when incurred.

Income Taxes

The Parent's stockholders have elected to have Parent treated as a subchapter S corporation for income tax purposes. As a result, all items of the Parent's income, loss, deduction, and credit are passed through to, and taken into account by the Parent's stockholders.

Under existing law, the Company is not treated as a taxable entity. Rather, the Parent as the 100% owner of the Company, includes all items of the Company's income, loss, deduction, and credit in its income tax return, and such items flow through to the Parent's stockholders. The primary difference between consolidated financial statement income and taxable income relates to the use of the cash basis for income tax purposes.

Subsequent Events

The Company evaluates events that occur subsequent to the balance sheet date of periodic reports, but before financial statements are issued for periods ending on such balance sheet dates, for possible adjustment to such financial statements or other disclosure. This evaluation generally occurs through the date at which the Company's financial statements are electronically prepared for filing with FINRA. For the financial statements as of and for the period ending December 31, 2014, this date was February 27, 2015.

**Note 3 - Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 or 6.667% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $175,840 and net capital requirements of $24,899. The Company's ratio of aggregate indebtedness to net capital was 2.12 to 1.

**Note 4 - Related Party Transactions**

The Company has a revenue sharing agreement with its Parent under which the Parent may transfer, on a monthly basis, up to 50% of its gross revenues generated from management fees, performance based fees, and administrative fees of all investment products for which registered representatives of the Company are paid a commission. During the year ended December 31, 2014, the Company did not pay commissions to the registered representatives associated with the Parent's investment products; therefore, no revenues were allocated to the Company.

During the year ended December 31, 2014, the Company had an expense sharing agreement with its Parent. The expense sharing agreement details certain expenses which may be assumed by its Parent, which are related to the Company's business as a broker-dealer. As of December 31, 2014, the Parent paid expenses on behalf of the Company in the approximate amount of $92,000 which is included in the statement of income of the Company for the year ended December 31, 2014. At December 31, 2014, the Company had a related party payable of $14,572 due to the Parent for expenses under the agreement.

## Note 5 - Commitment and Contingencies

<u>Concentrations and Off Statement of Financial Condition Risk</u>
The Company deposits its cash with financial institutions. Periodically such balances may exceed applicable FDIC insurance limits. As of December 31, 2012, all non-interest bearing demand deposits were fully insured by the FDIC. Beginning January 1, 2014, non-interest bearing deposits are insured by the FDIC up to $250,000 per institution. At December 31, 2014, the Company did not have cash balances in excess of the then current federally insured limits.

**FRONTIER SOLUTIONS, LLC**
**(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)**
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2014

| | | |
|---|---|---|
| Total member's equity qualified for net capital | | $ 204,976 |
| Less: | | |
| Other deductions or allowable credits | | - |
| Total capital and allowable subordinated liabilities | | 204,976 |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| Other receivables | 19,421 | |
| Prepaid expenses and other assets | 9,715 | (29,136) |
| Net capital before haircuts on securities positions | | 175,840 |
| Haircuts on securities | | - |
| Undue concentration | | - |
| Net capital | | $ 175,840 |
| Aggregate indebtedness | | |
| Accounts payable and accrued expenses | | $ 358,950 |
| Related party payable | | 14,572 |
| Total aggregate indebtedness | | $ 373,522 |
| Computation of basic net capital requirement | | |
| Minimum net capital required (greater of $5,000 or | | |
| 6 2/3% of aggregate indebtedness) | | $ 24,899 |
| Net capital in excess of minimum requirement | | $ 150,941 |
| Ratio of aggregate indebtedness to net capital | | 2.12 to 1 |
| Net capital, as reported in the Company's Part II (unaudited) Focus report | | |
| filed with FINRA on January 26, 2015 | | $ 182,339 |
| Audit adjustments: | | |
| Net effect of audit adjustments on member's equity | | (6,499) |
| Net effect of audit adjustments on non-allowable assets | | - |
| Net capital per audit | | $ 175,840 |

See notes to financial statements and independent auditors' report.



Nolen & Associates, PLLC
Consultants & Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
## ON INTERNAL CONTROL

To the Board of Directors and Member of
Frontier Solutions, LLC:

In planning and performing our audit of the financial statements of Frontier Solutions, LLC (a wholly owned subsidiary of Aspen Partners, Ltd.) (the "Company") as of and for the year ended December 31, 2014 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Nolen & Associates, PLLC

Consultants & Certified Public Accountants

www.nolenassociates.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

**Nolen & Associates, PLLC**

*Nolen + Associates, PLLC*

Austin, TX
February 27, 2015



Nolen & Associates, PLLC
Consultants & Certified Public Accountants

## INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
## ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Member of
Frontier Solutions, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Frontier Solutions, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Frontier Solutions, LLC's compliance with the applicable instructions of Form SIPC-7. Frontier Solutions, LLC's management is responsible for Frontier Solutions, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

**Nolen & Associates, PLLC**

*Nolen & Associates, PLLC*

Austin, Texas
February 27, 2015

Nolen & Associates, PLLC

Consultants & Certified Public Accountants
3810 Gus Lofland Rd, Suite 300
Austin, TX 78504

www.nolenassociates.com

**SECURITIES INVESTOR PROTECTION CORPORATION**
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
**General Assessment Reconciliation**

For the fiscal year ended ___December 31___, 20 __14__

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(31-REV 5/10)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Frontier Solutions, LLC
9 East Franklin St
Richmond, VA 23219

FINRA
8-068972
December 31

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]           $_____ 22,635

   B. Less payment made with SIPC-6 filed (exclude interest)                          (_____ 11,463 )

      __9-16-14__
      Date Paid

   C. Less prior overpayment applied                                                  (_____ )

   D. Assessment balance due or (overpayment)                                          _____ 11.172

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward)       $_____

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above)                                                 $_____ 11,172

   H. Overpayment carried forward                                                     $(_____ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Frontier Solutions LLC
(Name of Corporation, Partnership or other organization)

_Deborah N. [signature]_
(Authorized Signature)

Dated the __23__ day of ___February___, 20 __15__.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:
SIPC REVIEWER

Postmarked          Received          Reviewed

Calculations_____          Documentation_____          Forward Copy_____

Exceptions:

Disposition of exceptions:

1

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning __January 1__, 20_14_ and ending _December 31_, 20_14_
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 9,054,178

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

      Total additions

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.          $

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).          $

      Enter the greater of line (i) or (ii)

      Total deductions          —

2d. SIPC Net Operating Revenues          $ 9,054,178

2e. General Assessment @ .0025          $ 22,635

(to page 1 but not less than $150 minimum)



**Nolen & Associates, PLLC**
Consultants & Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
    Frontier Solutions, LLC

We have reviewed management's statements, included in the accompanying Frontier Solutions Exemption Report, in which (1) Frontier Solutions, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Frontier Solutions, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k) 2(ii) and (2) Frontier Solutions, LLC stated that Frontier Solutions, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Frontier Solutions, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Frontier Solutions, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) the exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k) 2(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

**Nolen & Associates, PLLC**

Nolen + Associates PLLC

Austin, Texas
February 27, 2015